

Glenn Smith, PE CFA · 3rd

Creative thinker/negotiator in structuring strategic
partnerships, financings, and new business opportunites

Portland, Oregon Area · 333 connections · **Contact info**

The Portland Venture Group

 University of California,
Berkeley

Experience

Managing Director
The Portland Venture Group
Jan 1992 – Present · 28 yrs 2 mos

Identified key accredited investors in community who wanted to participate in private investors
group to evaluate and invest in local early-stage high-growth opportunities. Currently group
has over 20 members invested in 12 different companies last year. Organize and manage
monthly meeting, deal flow, preparation of monthly newsletter, and contacts with
entrepreneurs.
* Identify high potential opportunities that could provide 10x returns to investors and coach
entrepreneurs on how to raise capital.
* Provided due diligence service and raise over $1M in funding for new China procur ...**see more**

Managing Director
The Hawthorn Group
Jan 1991 – Present · 29 yrs 2 mos

Directed private consulting firm providing business development, strategic planning, fund-
raising and marketing services.
* Structured tax favored strategic partnership then sold tax credits to a third party netting
$2,000,000 to partnership.   ...**see more**

Director Business Development
SonicBlue, Inc
Jan 1998 – Jan 2001 · 3 yrs 1 mo

NASDAQ-listed computer peripherals provider and consumer electronics manufacturer.
Analyzed worldwide broadband market and created detailed market study for profitable entry.
Managed development team in Taiwan, creating new DOCSIS compliant broadband modem.
Formulated and tested alternative consumer distribution plans and models for new p ...**see more**

President/Board Member
Saltire Software, Inc
Jan 1993 – Jan 1997 · 4 yrs 1 mo

Software start-up company. Introduced new products and capabilities targeted at mechanical
engineering market for kinematics, dynamics, tolerance analysis, and cam design. Introduced
new dimension-driven drawing product, FloorRight, which determines optimal carpet layout
based on hand-sketched floor plan.   ...**see more**

Vice President, Product Management
AT&E Corporation
Jan 1988 – Jan 1991 · 3 yrs 1 mo

Helped raise $10M from Bell Atlantic for launch of new wristwatch paging system using FM

sideband.
* Coordinated product development, advertising, and media activities between Japa ...see more

Show 3 more experiences ∨

Education



University of California, Berkeley
M.B.A, Finance/Marketing



University of California, Berkeley
M.S, Mechanical Engineering - Thermal Systems



Clarkson University
B.S, Mechanical Engineering

Skills & Endorsements

Start-ups · 21

 Endorsed by **Spencer Brown and 3 others who are highly skilled at this**

Strategy · 15

 Endorsed by **David Pollei and 1 other who is highly skilled at this**

Strategic Planning · 10

Bob Nemhauser and 9 connections have given endorsements for this skill

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Recommendations

Received (1)   Given (2)



Jim Mukerjee
Course Facilitator,
Marketing Analytics MOOC
at edX.org/Berkeley
January 24, 2009, Jim reported
directly to Glenn

I had the privilege of working for Glenn Smith, Product Marketing & Management for CAD/CAM & CAE market segments, at GE/CALMA. Glenn's work ethic, strategic thinking, analytical ability, decision making, and charming, pleasant personality are exemplary traits. He was always very supportive of in... **See more**